[MassMutual letterhead appears here]

June 17, 2015

United States Securities and Exchange Commission

Disclosure Review Office

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Variable Annuity Separate Account 4 (the “Registrant”)

MassMutual Capital Vantage

Pre-Effective Amendment No. 1 to Registration Statement on Form N-4

File Nos. 333-203063 and 811-08619

Commissioners:

Massachusetts Mutual Life Insurance Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-captioned filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 413-744-6060.

Very truly yours,

/s/ James M. Rodolakis

James M. Rodolakis

Vice President & Senior Counsel

Massachusetts Mutual Life Insurance Company